

Mail Stop 4720

September 8, 2016

Michael G. Capatides
Senior Executive Vice President,
Chief Administrative Officer and
General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue – 3rd Floor
New York, NY 10017

> **Re:** **Canadian Imperial Bank of Commerce**
> **Registration Statement on Form F-4**
> **Filed August 15, 2016**
> **File No. 333-213147**

Dear Mr. Capatides:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the total amount of consideration to be received by all PrivateBancorp shareholders if the merger is completed.

The Merger, page 37

Background of the Merger, page 38

2.   Please expand your disclosure in this section to provide a more detailed description of PrivateBancorp's strategic business reasons for entering into this transaction. In particular, provide further details regarding the "strategic alternatives" that

PrivateBancorp's board considered and why the board chose to forgo those alternatives in favor of entering into negotiations with CIBC.

Opinions of Private Bancorp's Financial Advisors, page 48

3.   Revise your disclosure on page 59 to disclose the compensation paid to Goldman Sachs for investment banking services provided to PrivateBancorp during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

4.   We note that in connection with rendering its fairness opinion, Goldman Sachs reviewed "certain financial analyses and forecasts for CIBC on a stand-alone basis reflecting Wall Street analyst consensus estimates for CIBC for 2016 and 2017, as extrapolated by management of Private Bancorp." We further note that Sandler O'Neill, in connection with rendering its fairness opinion, reviewed "internal financial projections for CIBC for the fiscal years ending October 31, 2016 through October 31, 2022, as prepared and provided by the senior management of PrivateBancorp." To the extent that the financial projections for CIBC's future performance that were provided by PrivateBancorp's management to each of Goldman Sachs and Sandler O'Neill informed the analysis performed by the respective financial advisors, please revise this section to disclose those projections.

5.   We also note that Sandler O'Neill discussed CIBC's business, financial condition, results of operations and prospects with certain members of CIBC's senior management. To the extent that these discussions included any projections of future results for CIBC that would constitute material non-public information, revise this section to disclose the projections.

The Merger Agreement, page 99

Explanatory Note Regarding the Merger Agreement, page 99

6.   We note your statement that the merger agreement and the related summary in the prospectus "are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to PrivateBancorp or CIBC." We further note your statement that investors "should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties [to the merger agreement] or any of their respective subsidiaries or affiliates." Disclosure with respect to an agreement and the representations, warranties, and covenants contained therein (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section

10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Please revise your disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws. To the extent that you are aware of any instances where the warranties do not reflect the actual facts, please remedy those situations with appropriate revisions to the disclosure so that investors are better able to understand the information provided in the S-4, including the merger agreement.

Description of CIBC Share Capital, page 116

7.   Please revise your disclosure to indicate that your description of the Bank Act is a summary of its material terms, and revise the summary as necessary so that it addresses the material impact of the Bank Act on shareholders. You may supplement the summary disclosure to encourage investors to read the relevant provisions of the Bank Act in order to fully understand their respective rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services